UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

OWENS-ILLINOIS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

690768403

(CUSIP Number)

with a copy to:
Alexander J. Roepers	Scott H. Moss
Atlantic Investment Management, Inc.	Lowenstein Sandler LLP
666 Fifth Avenue	1251 Avenue of the Americas
New York, New York 10103	New York, New York 10020
(212) 484-5050	(646) 414-6874

(Name, Address and Telephone Number

of Person Authorized to Receive

Notices and Communications)

January 8, 2020

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690768403

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Atlantic Investment Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 5,789,401
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,651,765*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by each Reporting Person 7,651,765*
12	Check Box if The Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13	Percent of Class Represented by Amount in Row (11) 4.9%*
14	Type of Reporting Person (See Instructions) IA

* Includes: (i) 276,140 Shares (0.18%) of the Issuer’s Common Stock, par value $0.01 per share (“Shares”), beneficially owned by AJR International Master Fund, Ltd., a British Virgin Islands company; (ii) 3,234,220 Shares (2.08%) beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company; (iii) 1,524,041 Shares (0.98%) beneficially owned by Cambrian Global Master Fund, Ltd., a British Virgin Islands company; and (iv) 2,617,364 Shares (1.68%) held in one or more other accounts (“Other Accounts”). Atlantic Investment Management, Inc., serving as the investment advisor of the foregoing parties and the Other Accounts, has sole voting power over 5,789,401 Shares and sole dispositive power over all Shares beneficially owned by such parties or held in the Other Accounts. See Items 2 and 5 for additional details. This Amendment No. 1 constitutes an exit filing for the Reporting Person as the Reporting Person beneficially owns less than five percent (5%) of the Shares of the Issuer.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Owens-Illinois Inc. (the “Issuer”). The Issuer has principal executive offices located at One Michael Owens Way, Perrysburg, Ohio 43551-2999.

Item 2.	Identity and Background.

(a) This statement is filed by Atlantic Investment Management, Inc., a Delaware corporation (the “Reporting Person”), with respect to 5,798,401 Shares over which the Reporting Person has sole voting power and 7,651,765 Shares over which the Reporting Person has sole dispositive power by reason of serving as the investment advisor to: (i) AJR International Master Fund, Ltd., a British Virgin Islands company (“AJR”); (ii) Cambrian Master Fund, Ltd., a British Virgin Islands company (“Cambrian Fund”); (iii) Cambrian Global Master Fund, Ltd., a British Virgin Islands company (“Cambrian Global Fund”); and (vi) one or more other accounts (“Other Accounts”).

(b) The business address of the Reporting Person and Mr. Alexander Roepers, the president, sole director and sole shareholder of the Reporting Person, is 666 Fifth Avenue, New York, New York 10103.

(c) The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

(d) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Roepers is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts were purchased with the investment capital of such entities and accounts. The aggregate amount of funds used in making the purchases reported on this Schedule 13D was approximately $107,141,080.

Item 4.	Purpose of Transaction.

The previous Item 4 disclosure is supplemented with the following:

The Reporting Person filed a Schedule 13D on October 31, 2019, in which it disclosed the Reporting Person's view that the Issuer should pursue the sale of its European assets as well as its remaining Asian assets and indicated the Reporting Person's desire for Board representation, among other things.

As a result of the substantial increase in the Issuer's stock price since the time of that filing, AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts (the "Accounts") engaged in transactions to optimize portfolio construction and position concentration, at the direction of the Reporting Person. The Shares remain the largest single-stock position in each of the Accounts. The Reporting Person continues to believe that the Shares of the Issuer remain significantly undervalued at the current share price.

The Reporting Person and its representatives continue to engage in discussions with members of management and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters related to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       Based upon the information contained in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2019, there were issued and outstanding 155,630,507 Shares as of September 30, 2019.

(b)       The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. Accordingly, the Reporting Person is deemed the beneficial owner of 7,651,765 Shares, or 4.9% of the outstanding Shares.

(c)       The Reporting Person, on behalf of AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts sold a listed call option agreement, giving the option purchasers the right to purchase up to 100,000 shares of Common Stock from the Reporting Person at an exercise price of $10.00 per share. The option agreement expires on May 15, 2020 and is currently exercisable. Additionally, the following table details the transactions by the Reporting Person, on behalf of AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts in Shares during the past sixty (60) days:

Date	Quantity	Price	Transaction
11/11/2019	35,000	9.3089	Open Market Purchase
11/11/2019	30,000	9.3097	Open Market Purchase
11/12/2019	145,000	9.3013	Open Market Purchase
11/12/2019	155,000	9.3052	Open Market Purchase
11/13/2019	50,000	9.2903	Open Market Purchase
11/14/2019	20,000	9.3196	Open Market Purchase
11/14/2019	20,000	9.2881	Open Market Purchase
11/15/2019	50,000	9.3150	Open Market Purchase
11/18/2019	60,000	8.8686	Open Market Purchase
11/19/2019	40,000	9.0770	Open Market Purchase
11/22/2019	(46,207)	9.5080	Open Market Sale
11/22/2019	(53,793)	9.5785	Open Market Sale
11/25/2019	(5,397)	9.6551	Open Market Sale
12/4/2019	(80,533)	10.1242	Open Market Sale
12/4/2019	(20,000)	10.0513	Open Market Sale
12/5/2019	(10,000)	10.2000	Open Market Sale
12/5/2019	(40,000)	10.2267	Open Market Sale
12/6/2019	(150,000)	10.3911	Open Market Sale
12/9/2019	(50,000)	10.3729	Open Market Sale
12/10/2019	(40,000)	10.5721	Open Market Sale
12/10/2019	(60,000)	10.7051	Open Market Sale
12/11/2019	(40,000)	10.6874	Open Market Sale
12/11/2019	(10,000)	10.7850	Open Market Sale
12/12/2019	(150,000)	11.2371	Open Market Sale
12/13/2019	(94,739)	11.1118	Open Market Sale
12/13/2019	(50,000)	11.1050	Open Market Sale
12/13/2019	(5,261)	11.1504	Open Market Sale
12/16/2019	(65,533)	11.2030	Open Market Sale
12/16/2019	(51,800)	11.4259	Open Market Sale
12/17/2019	(89,321)	11.3866	Open Market Sale
12/18/2019	(40,000)	11.5122	Open Market Sale
12/18/2019	(60,000)	11.4769	Open Market Sale
12/19/2019	(89,821)	11.5954	Open Market Sale
12/20/2019	(50,000)	11.7000	Open Market Sale
1/6/2020	(100,000)	12.7595	Open Market Sale
1/8/2020	(100,000)	13.5500	Open Market Sale
1/8/2020	(50,000)	13.4252	Open Market Sale

After the trades effected on January 8, 2020, the Reporting Person beneficially owns less than five percent (5%) of the Shares of the Issuer. Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers (including Mr. Roepers' immediate family members) has traded Shares during the past sixty (60) days on or prior to the Event Date, and from the Event Date to the Filing Date.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 5 relating to the call option is incorporated into this Item 6 by reference. Except as otherwise set forth herein there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the Common Stock.

Item 7.	Material to be filed as exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

January 8, 2020

ATLANTIC INVESTMENT MANAGEMENT, INC.

By: /s/ Alexander J. Roepers

Alexander J. Roepers, President

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).